NEWS RELEASE

Silver Production From Guanacevi Project Rises 45% To 121,000 Oz
In Fiscal Q1, 2005; Additional 126% Increase To 275,000 Oz Silver
Anticipated In Fiscal Q2, 2005; Expansion Program On Track To
Triple Production To 1.3 Million Oz Silver In Endeavour’s First Year

August 2, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that silver production from the Guanacevi Project (including the Santa Cruz property, the old Santa Cruz mine, the new North Porvenir mine and the Guanacevi process plant) in Durango, Mexico rose sharply in the first full quarter (fiscal Q1 ended May 31, 2005) since the acquisition of its interest in January 2005.

Silver production rose 45% to 121,450 oz in Q1, 2005 compared to the same quarter last year when the mine and plant were still privately owned.

Endeavour anticipates an additional 126% increase in output to 275,000 oz silver in the next quarter (fiscal Q2 ending August 31, 2005) as shown by the continued growth of production in June 2005, which jumped to 86,025 oz silver. The mine expansion program now underway is well on track to meet the forecasted tripling of production to 1.3 million oz silver for Endeavour’s first year ending February 28, 2006.

On a month to month basis, silver production from the Guanacevi Project averaged 21,392 oz per month in the first 9 months of 2004 and increased to 35,921 oz per month from October 2004 to February 2005 as a direct result of the discovery and development of the new North Porvenir ore-body.

Production rose again to 40,483 oz per month in Q1, 2005, notwithstanding the temporary closures of the North Porvenir and Santa Cruz mines during the quarter to allow for accelerated mine development. Now that the new North Porvenir mine is back online, the monthly production is expected to average 91,667 oz silver per month in Q2, 2005 and rise to 150,000 oz silver per month by year-end.

The increase in Q1, 2005 silver production compared to Q1, 2004 is attributable to a jump in daily mine output from 66 tonnes per day to 229 tpd and an increase in mine head grades from 133 grams per tonne (3.9 oz per ton) silver to 326 gpt silver (9.5 opt). Mine grades escalated to 505 gpt silver (14.7 opt) in June, 2005 reflecting renewed production from the North Porvenir mine.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
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Approximately 31,800 oz or 33% of the Q1, 2005 silver production came from the reprocessing of old mill tailings grading 122 gpt Ag. Endeavour expects an ongoing contribution of silver production from tailings but it will decline on a percentage basis as mine production continues to rise.

Endeavour also produced 449 oz gold during Q1, 2005, bringing the production on a silver equivalent basis to 148,383 oz Ag eq. However, the sale of by-product gold, lead, zinc and copper are treated as credits against cash costs.

Because Endeavour Silver Corp. had a February 28th year-end, in contrast to the December 31st year-end of its Mexican subsidiaries, the aforementioned production review and outlook is not consolidated into Endeavour’s quarterly financial reports. However, Endeavour has received regulatory approval to change its next year-end to December 31, 2005 so the audited financial statements for fiscal 2005 will include a consolidation of the Mexican subsidiaries and production at year-end.

Endeavour will therefore refer hereafter to its fiscal year-end as December 31, 2005 although fiscal Q2 will end August 31, 2005 and fiscal Q3 will be the four month period ending December 31, 2005. The revised annual production forecast is therefore 1.0 million oz silver for the ten month period of March through December, 2005.

In Q1, 2005, cash operating costs were approximately US $7.50 per oz silver but these costs should fall below US$ 5.50 per oz silver in Q2, 2005 as mine tonnages and grades rise. For the year, cash costs are expected to average about US$ 4.50 per oz silver.

Endeavour’s focus during Q1, 2005 was on making the substantial capital investments necessary in both exploration drilling and mine development in order to fulfill our mine expansion program. A total of US$ 867,000 was invested in Q1, 2005 and an additional US$ 800,000 capital investment is planned in Q2, 2005.

During the period March through May 2005, Endeavour successfully delivered a number of accomplishments, as follows:

  The Guanacevi process plant received top marks from an independent engineering audit and its replacement value was estimated at US$ 19.4 million.

  Additional high grade drill results from the new North Porvenir ore-body included 956 gpt Ag over 2.25m (27.9 opt Ag over 7.4 ft) and 352 gpt Ag over 9.05 m (10.3 opt Ag over 29.7 ft).

  An initial NI 43-101 resource was estimated at 8.6 million oz silver, up from no reportable resource in 2004 and production rose 45% as reported herein.

  Completed capital investments included a new 230 m Robbins raise-bore ventilation raise, 124 m of main access ramp, 4787 m of diamond drilling and the upgrading of one of the tailings dams to bring it up to Endeavour’s standards.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

  Subsequent to quarter-end, Endeavour acquired nine silver properties in Guanacevi from Industrias Penoles, one of the largest industrial groups in Mexico, as well as a strategic alliance to acquire additional properties.

Godfrey Walton, President, stated, “Even though fiscal Q1, 2005 was budgeted as a capital intensive, reduced production period for the Guanacevi Project, we still managed to substantially grow both our silver production and resources. We anticipate the aggressive growth of both production and resources will continue through year-end. Looking forward over the next couple of years, Endeavour is targeting production growth up to 4 million oz silver per year by the end of 2007 just to fill the capacity of the plant.”

In January 2004, Endeavour entered into an option agreement to purchase up to 100% of the Guanacevi Project for US$ 7 million in cash payments plus US$ 1 million in exploration and development expenses. By January 2005, the Company had paid the initial US$ 3 million, invested the minimum US$ 1 million and acquired a 51% interest as the new owner/operator. Endeavour has the option to purchase the remaining 49% interest by paying an additional US$ 4 million by January 2008. However, Endeavour actually controls 100% of the project cash-flows until all of its capital investments plus 9% interest are paid back.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the exploration, development and operation of the Guanacevi Project.

Endeavour Silver Corp. (EDR : TSX-V) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR